OXFORD NORTHEAST LTD.

400 Rella Drive # 165

Suffern, New York 10901

May 22, 2019

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Division of Corporate Finance
Office of Information Technologies and Services

Re:	Oxford Northeast Ltd.

Amendment No. 1 to Registration Statement on Form S-1

Filed May 6, 2019

File No.: 333-229710

To Whom it May Concern:

We are in receipt of your letter dated May 20, 2019, and wish to respond as follows:

Amendment No. 1 to Form S-1

“Our Largest Shareholders own 78% of our Voting Stock…” page 7

1.	We have revised to disclose that the largest shareholders will continue to be able to control the company after completion of the offering.

Risk Factors, page 7

2.	We have added a separately captioned risk factor addressing the potential risks the company faces by relying solely on representations from landlords and customers’ feedback in determining whether listings comply with local and state laws and regulations.

Intellectual Property Rights, page 16

3.	We have outlined the terms of the agreement with Devoe Creative Corp. including the fact that the intellectual property rights have already been assigned to the Company. We attached a copy of the agreement as an exhibit.

General

4.	We have filed a currently dated letter of consent from our independent registered public accounting firm.

5.	We have added disclosure, including risk factors, related to the company’s shell status.

6.	The legal opinion now only references New York State incorporation.

Thank you.

Very truly yours,

/s/

Samuel Eisenberg
President
Oxford Northeast Ltd.